Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors of TierOne Corporation and the Employee Benefit Committee of the TierOne Bank Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-100286) on Form S-8 of TierOne Corporation of our report dated May 26, 2005 with respect to the statements of net assets available for benefits of the TierOne Bank Savings Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and related schedule as of and for the year ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the TierOne Bank Savings Plan.

/S/ KPMG LLP

Lincoln, Nebraska
June 23, 2005